October 9, 2008	Phillip A. Reinsch
Executive Vice President
and Chief Financial Officer
Submitted Via EDGAR and Facsimile
Jaime G. John
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2007 File No. 001-08896
Dear Ms. John:
          Our responses to the staff’s comments in the October 1, 2008 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K for the Year Ended December 31, 2007
Exhibit 13
Financial Statements and Notes
Consolidated Statements of Income, page 6
1.	Per your response to comment three your long-term investment capital includes unsecured borrowings, perpetual preferred stockholders’ equity and common stockholders’ equity. We note your disclosure on page 31 indicates that you earn income by investing your long-term investment capital in real estate-related assets, as such it is unclear why you believe this expense is not directly related to your portfolio of investments. In addition, please tell us how your consideration of Article 9 and SAB Topic 11.K. impacts your classification of interest.

As we noted in our filings with the Commission, our $103.1 million in Unsecured borrowings have stated maturities of 30 years from issuance. As such, these unsecured borrowings (net of $3.1 million in related investments in statutory trusts) are quite similar to our $179.5 million of perpetual preferred equity capital and we consider both to be components of our long-term investment capital, which totaled $660.1 million at
CAPSTEAD MORTGAGE CORPORATION
8401 North Central Expressway Suite 800 Dallas, Texas 75225-4410 (214) 874-2380 Fax (214) 874-2398

Jaime G. John
October 9, 2008

December 31, 2007. This long-term investment capital is used to invest in our Mortgage securities and similar investments portfolio consisting primarily of agency-guaranteed adjustable-rate mortgage-backed securities and otherwise support our platform and our business initiatives.
As we noted in our previous letter to the Commission, on our consolidated statements of income, under the caption “Mortgage securities and similar investments,” we present interest income and expense directly related to our portfolio investments in order to present a net margin on these investments, before other revenue and expenses not directly related to the portfolio, such as capital costs and indirect platform expenses (emphasis added). This allows the reader to more fully grasp how the portfolio is performing relative to the directly related, short-term secured borrowings used to support the portfolio. To include interest expense on our unsecured borrowings would distort this relationship, which is a key metric used by management, investors and analysts in evaluating our performance in investing our long-term investment capital relative to our peers.
In considering Article 9 of Regulation S-X and SAB Topic 11.K., we concluded that these provisions are not directly applicable to us because we are not a bank holding company. We also concluded that because we concentrate almost all our efforts on managing agency-guaranteed residential mortgage-backed securities financed with short-term secured borrowings, the guidance was not particularly relevant to us as it would be if we were involved in lending activities in any material way or in taking deposits like, for instance, a savings and loan holding company.
          We respectfully submit the foregoing for your consideration in response to your comment letter dated October 1, 2008. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions concerning this filing, please contact me at (214) 874-2380 or via email at preinsch@capstead.com.

Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Chief Financial Officer

Jaime G. John
October 9, 2008

cc:	Cicely LaMothe – U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs – Capstead Mortgage Corporation (via facsimile)
David Barbour – Andrews Kurth LLP (via facsimile)
Muriel C. McFarling – Andrews Kurth LLP (via facsimile)
Leslie Carroll – Ernst Young (via facsimile)